January 31, 2013

VIA EDGAR

Tia L. Jenkins, Senior Assistant Chief Accountant

Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	China New Borun Corporation (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 6, 2012

File No. 001-34754

Dear Ms. Jenkins:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 27, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2011 (the “2011 Form 20-F”). The Staff’s comments are repeated below and each comment is followed by the Company’s response thereto. Unless otherwise noted, page numbers in the responses refer to the 2011 Form 20-F as filed.

* * *

Item 5. Operating Financial Review and Prospects, page 66

A.	Operating Results, page 66

Fluctuations in the Price of Corn, page 68

1.	We note “Fluctuations in the Price of Corn” and other disclosure in Item 5. We also note your discussion of decreasing revenues and gross margin as disclosed in the Form 6-Ks filed on August 7, and November 16, 2012. Please revise future annual reports to more clearly address the key metrics affecting the demand for your products and the resulting profit margin. For example, we note the statements on page 69 that:

•	“the primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol.” However, you do not quantify the increase in the cost of corn or address the most significant factors that affected the changes in the price of corn during the relevant periods.

•	“while we expect to maintain our gross profit margins in the next few years, we also expect [certain factors] to negatively impact our gross profit margin.” However, the certain factors you cite were also given when describing the previous year’s expectation that gross profit margin would increase. And you do not explain management’s views regarding how or why the net result would be an increasing, decreasing or unchanged gross profit margin.

1

Your Item 5(A) disclosure should enable investors to see the company through the eyes of management and provide the context within which the financial information you disclose should be analyzed. See the Instructions to Item 5 of Form 20-F and SEC Release No. 33-8350. Please revise future filings accordingly and provide us with draft disclosure.

Response: In response to the Staff’s comment, the management will address more clearly in the operating result part regarding the key metrics affecting the demand for our products and the resulting profit margin according to SEC’s requirement in future filings and will provide you with the draft disclosure for review before our next filing.

The factors which the Company cited in page 69 will negatively impact the Company’s gross profit, for example, the increase of raw material prices and labor cost will cause the increase in cost of sales and hence reduce the gross profit. However, the negative impacts from such factors on gross profit might be totally or partly offset by the increase of selling prices or other factors illustrated in the page 70. The Company cited those negative factors here to give investors more sense of the Company’s operations.

Among the factors we cited, corn price is the most important fact or affecting our gross profit (corn purchase cost accounts for approximately 90% of the cost of goods sold), it is hard for the management to forecast the exact trend of the corn price or how much percentage the changes in corn price will affect the gross profit. So many facts will affect the corn price which is beyond the Company’s control and we have cited the factors in Page 10. The price of corn is influenced by various factors such as weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors (including government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply, etc). While under current market condition, it is not possible for the Company to adjust selling price to maintain the gross margin.

Results of Operations, page 73

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011, page 74

Revenues, page 74

2. Given that your edible alcohol operations represent a significant amount and percentage of your total revenues, please expand your revenue discussion to include disclosure of your sales by grade and, to the extent material, also discuss how the grades sold each period and any changes in the type of grades sold versus the comparable prior period impacted your revenues. Supplementally provide us with your proposed disclosure based on your December 31, 2011 Form 20-F.

2

Response: In response to the Staff’s comment, the Company will expand the discussion to include the analysis on sales of edible alcohol by grade. The proposed revision based on the Company’s December 31, 2011 Form 20-F includes the amendment on the table and the first bullet point in page 74 as illustrated below:

Revenues for the years ended December 31, 2009, 2010 and 2011 were comprised of the following:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	$
Revenue by amount
Edible alcohol
-Grade A	—	—	110,819,611	17,587,902
-Grade B	239,001,397	768,652,936	1,271,783,930	201,841,630
-Grade C	489,763,755	426,807,608	536,130,321	85,087,896
Total Edible Alcohol	728,765,152	1,195,460,544	1,918,733,862	304,517,428
DDGS feed	225,927,391	293,951,823	470,507,927	74,673,130
Corn Germ	102,298,397	196,981,771	95,003,117	15,077,706
Liquid carbon dioxide	—	26,477,642	59,536,423	9,448,876
Crude corn oil	—	—	141,442,080	22,447,917
Others	3,502,872	1,053,098	—	—

Total	1,060,493,812	1,713,924,878	2,685,223,409	426,165,057

Revenue by %
Edible alcohol	68.7%	69.7%	71.5%	71.5%
-Grade A	—	—	4.1%	4.1%
-Grade B	22.5%	44.8%	47.4%	47.4%
-Grade C	46.2%	24.9%	20.0%	20.0%
DDGS feed	21.3%	17.2%	17.5%	17.5%
Corn Germ	9.7%	11.5%	3.5%	3.5%
Liquid carbon dioxide	—	1.5	2.2%	2.2%
Crude corn oil	—	—	5.3%	5.3%
Others	0.3%	0.1%	—	—

Total	100.0%	100.0%	100.0%	100.0%

An increase in edible alcohol sales by approximately RMB723.3 million ($114.8 million), or 60.5%, from RMB1,195.5 million ($189.7 million) in the year ended December 31, 2010 to RMB1,918.7 million ($304.5 million) in the year ended December 31, 2011 primarily due to the opening of Daqing Phase III facilities in the year of 2011 as well as the increase in the sales price of edible alcohol. Operating at full capacity, our actual production for the year ended December 31, 2010 was 251,700 tons of edible alcohol, as compared to 345,200 tons for the year ended December 31, 2011 for an increase of 93,500 tons, or 37.1%.

We sold approximately 252,700 tons of edible alcohol in the year ended December 31, 2010 compared to approximately 344,200 tons in the year ended December 31, 2011, representing an increase of 91,500 tons or 36.2%. The weighted average sales price of edible alcohol was approximately RMB4,730 ($750.7) per ton for the year ended December 31, 2010 compared to RMB5,574 ($884.7) per ton in the year ended December 31, 2011, which resulted in an increase in weighted average sales price of RMB844 ($134.0) per ton, or 17.8%. The increase was driven by the combination of the increase of corn price, strong market demand for edible alcohol and our production and sale of higher-priced Grade A edible alcohol.

3

We currently sell Grade A, B and C edible alcohol. The revenue of Grade A edible alcohol was approximately RMB110.8 million ($17.6 million) in the year ended December 31, 2011. We upgraded the production equipment to start to produce Grade A edible alcohol since August 2011. The weighted average sales price of Grade A edible alcohol was approximately RMB5,877 ($932.8) per ton for the year ended December 31, 2011. The upgrade of Grade A edible alcohol increased approximately RMB5.5 million ($0.9 million) in the revenue for the year ended December 31, 2011. The increase in Grade B edible alcohol by approximately RMB503.1 million ($79.9 million), or 65.5%, from RMB 768.7 million ($122.0 million) in the year ended December 31, 2010 to RMB 1,271.8 million ($201.8 million) in the year ended December 31, 2011 was primarily due to the expanding capacity of the completeness of Daqing Phase III facility in the year of 2011, which was mentioned above, as well as the increase in the sales price of Grade B edible alcohol by RMB808 ($128.3) or 16.9%. The weighted average sales price of Grade B edible alcohol was approximately RMB4,770 ($758.2) per ton for the year ended December 31, 2010 compared to RMB5,586 ($886.5) per ton in the year ended December 31, 2011. The increase in Grade C edible alcohol by approximately RMB109.3 million ($17.4 million), or 25.6%, from RMB426.8 million ($67.7 million) in the year ended December 31, 2010 to RMB 536.1 million ($85.1 million) in the year ended December 31, 2011 was primarily due to the increase in the sales price of Grade C edible alcohol by RMB842 ($133.7) or 18.1%. The weighted average sales price of Grade C edible alcohol was approximately RMB4,648 ($737.6) per ton for the year ended December 31, 2010 compared to RMB5,490 ($871.3) per ton in the year ended December 31, 2011.

We sold approximately 160,900 tons of Grade B edible alcohol and 91,800 tons of Grade C edible alcohol in the year ended December 31,2010 compared to approximately 18,850 tons of Grade A edible alcohol, 227,700 tons of Grade B edible alcohol and 97,650 tons of Grade C edible alcohol in the year ended December 31, 2011.

Cost of Goods Sold

3. We note under your gross profit disclosure that the significant increase in your cost of sales is mainly due to increased corn prices and the increased production capacity. Please expand your discussion in future filings to both qualitatively and quantitatively address the key factors affecting your cost of goods sold line item for the periods presented, including the cost of corn and coal (page 69) and any costs related to inventory adjustments (page 71 and F-10). Also disclose your annual production of edible alcohol (by grade) and its by-products and, to the extent significant, also discuss how the amount produced each period and any changes in production versus the comparable prior period impacted your cost of sales. Supplementally provides us with your proposed disclosure based on your December 31, 2011 Form 20-F.

4

Response: In response to the Staff’s comment, the Company will add disclosure with respect to the actual production information in revenue discussion, please refer to the response to comment 2 and the remaining bullet points in page 74 and page 75 for details. The Company will also add disclosure on the fluctuation of corn cost and coal in gross profit discussion. There is no inventory adjustment affecting our cost of goods sold. The proposed disclosure based on the Company’s December 31, 2011 Form 20-F is as below:

Gross profit increased by RMB104.5 million ($16.6 million), or 25.8%, to RMB510.2 million ($81.0 million), or 19.0% of revenues, for the year ended December 31, 2011, from RMB405.6 million ($64.4 million), or 23.7% of revenues, for the year ended December 31, 2010 mainly due to the combined effect of the increase in revenue by RMB 971.3 million ($ 154.2 million) being offset by an increase in cost of sales of RMB 866.8 million ($137.6 million). The increase in cost of sales is mainly due to the increase in corn cost of RMB768.1 million and coal cost of RMB45.8 million. During the year ended December 31, 2010 and 2011, corn accounted for approximately 84.7% and 86.3% of our cost of sales; coal accounted for approximately 9.0% and 7.5% of our cost of sales. The increase in corn cost is mainly due to the increased corn price and the increased production capacity in 2011. The average corn price was approximately RMB1,790 ($284.1) per ton in the year ended December 31, 2011, which increased by RMB324 ($51.4) per ton, or 22.1% from RMB1,466 ($232.7) per ton for the year ended December 31, 2010

Other Expenses, page 76

4. We note on page 11 that you are liable for the interest payments on the bank loans between the granaries and ADB. Please quantify for us the amount of interest expense that you incurred on such loans for each period presented, and tell us where such amounts are recorded in your financial statements. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure based on your December 31, 2011 Form 20-F.

Response: The purchase of corn is subject to seasonality, the Company purchase corn directly from local farmers in harvest season (from October to April of the following year). During non-harvest season (from May to September), the Company source corn through framework agreements with local granaries in Heilongjiang Province. Under the framework agreements with the local granaries, the Company pays 10% of the corn purchase price up front to the granaries and in some cases the Agricultural Development Bank (“ADB”) funds the balance of the purchase price for the granaries. The granaries purchase corn directly from farmers and store corn until the Company requests delivery. Once the corn has been delivered, the granaries will calculate the interest expense with ADB and request the Company to pay for it. Thus the Company does not record such interest expense as a separate cost. Whereas, the cost of corn upon the arrival of the Company’s warehouse comprises the additional charges by the granaries, including but not limited to the shipping cost, handling fees and the interest expenses on bank loans.

In accordance with ASC330-10, the costs of maintaining inventories, including financing, warehousing, taxes, and insurance expenses which contributes to bringing inventories to their present condition and location should be included in inventory costs during the normal conversion period. In addition, the costs of maintaining inventories (including interest) may be included in inventory costs in situations where sales are seasonal and production is maintained at a relatively level volume throughout the year. Therefore all costs (including interest) charged by the granary are capitalized as cost of inventory.

5

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Advance to Suppliers

5. We note that the advance to suppliers line item has increased to approximately 7% of your total assets as of December 31, 2011. Please quantify and describe for us the individual components of this balance as of December 31, 2010 and 2011, and explain to us the reason(s) for the significant increase as of December 31, 2011. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure based on your December 31, 2011 Form 20-F.

Response: In response to the Staff’s comment, the Company will add the disclosure with respect to the information of advance to suppliers in Notes to Consolidated Financial Statements in future filings. The proposed disclosure based on the Company’s December 31, 2011 Form 20-F is as below:

Advance to Suppliers consisted of the following:

	2010	2011	2011
	(RMB)	(RMB)	(Unaudited) ($)
Advance to granaries	46,090,000	143,285,000	$22,740,402
Others	23,552	457,755	72,649
Advance to suppliers	46,113,552	143,742,755	$22,813,051

Advance to Granaries represents the down payments to granaries for the purchase of corn. Under the framework agreement, the Company has to pay 10% of the corn purchase price up front to granaries. The Company accelerated its corn sourcing process and had granaries purchased more corn by the end of 2011. The Company enabled the granaries to purchase 390,000 tons and 505,000 tons of corn, respectively for its production needs during the non-harvest season in 2011 and 2012. This results in the material increase in the balance of advance to granaries as of December 31, 2011.

Value-Added Tax

6. We note on page 63 that value-added tax is one of the key taxes applicable to you in the PRC. Please tell us your accounting policy for input and output VAT, including the respective input and output VAT rate(s), your policy for offsetting output VAT with input VAT, and the balance sheet and income statement account(s) in which you record input and output VAT. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure based on your December 31, 2011 Form 20-F.

6

Response: In response to the Staff’s comment, the Company will add disclosure with respect to the Company’s accounting policy for VAT in Notes to Consolidated Financial Statements in the future filings. The proposed disclosure based on the December 31, 2011 Form 20-F is as below:

Value added tax

All the PRC subsidiaries of the Company are subject to value added tax (“VAT”) imposed by the PRC government on its purchase and sales of goods. The output VAT is charged to customers who purchase goods from the Company and the input VAT is paid when it purchases goods from its vendors. The input VAT can be offset against the output VAT and the balance of VAT is recorded under the current assets/current liabilities of Balance Sheet. Please refer to the reconciliation sheet in our responses to your Question 8 for the applicable VAT rates.

7. Please tell us if your revenue or accounts receivable includes the output VAT charged to and collected from your customers (i.e., output VAT) and, if so, tell us the VAT included in your revenue for each period presented or accounts receivable at each balance sheet date, as applicable. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure based on your December 31, 2011 Form 20-F.

Response: The Company’s recorded revenue does not include output VAT as VAT is recorded on Balance Sheet and has no impact on the Income Statement accounts, but our accounts receivable includes the output VAT.  For illustration, the accounting treatments of a sales transactions (e.g., the Company sold goods of RMB 100K to Customer A, with output VAT rate of 17%) are presented thereon, by debiting accounts receivable of RMB 117K, and crediting sales of RMB 100K and VAT payables-output VAT of RMB 17K.

As the VAT amounts included in the accounts receivables are representing the output VAT paid on behalf of the customers arising from the sales transactions, which are regarded as “trade” nature balances to be collectible from the customers.  Therefore, the Company believes it not necessary to disclose the VAT amounts separately from the trade receivables balances. And just for your information, the VAT included in accounts receivable at December 31,2010 and December 31,2011 was RMB 17,388,705 and RMB 39,145,081, respectively.

8. Please supplementally provide us with a reconciliation to your VAT payable or receivable at each balance sheet date presented that includes the amount of VAT you paid to suppliers on your purchases, the amount of VAT that you collected from customers on your sales, and your cash payments to or rebates from the taxation authority for each period presented.

Response: In response to the Staff’s comment, the Company has prepared the reconciliation sheet of VAT, attached herein as Annex A.

Consumption Tax

9. We note on page 63 that consumption tax is one of the key taxes applicable to you in the PRC, and on page 64 that producers of alcohol are subject to a consumption tax at a rate of 5%. Please tell us how you account for consumption taxes and where they are recorded in your financial statements as of and for the year ended December 31, 2011. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure based on your December 31, 2011 Form 20-F.

Response: In response to the Staff’s comment, the Company will add disclosure with respect to the Company’s accounting policy for consumption tax in Notes to Consolidated Financial Statements in the future filings. The proposed disclosure based on the December 31, 2011 Form 20-F is as below:

7

Consumption tax

The Company is subject to consumption tax imposed by the PRC government on its sales of edible alcohol and the tax rate is 5% to the sales amount of edible alcohol.

Our revenue represents the net revenue (net of consumption tax and surcharges). The amount of consumption tax that is netted against sales revenue for the years ended December 31, 2011 and December 31, 2010 is RMB 101,796,398 and RMB 63,587,638, respectively.

Segment Reporting, page F-9

10. We note your disclosure that the Company operates and manages its business as a single segment. We further note on pages 40 and 42 that in recent years you have started selling Grade A and B edible alcohol in addition to Grade C; and that during the production of edible alcohol, you also produce DDGS feed, corn germ, crude corn oil and liquid carbon dioxide as by-products which are sold separately from your edible alcohol. Finally, we note your disclosure beginning on page 46 of the nature of your products and their primary markets. Please advise us of the following with respect to your segment presentation:

•	tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1 and 280-10-50-3 through 50-9, and tell us how you considered the segment manager function when determining your operating segment(s);

•	tell us how you considered the requirement to report separately information about each operating segment that meets both of the criteria in ASC 280-10-50-10; and

•	to the extent that you have aggregated multiple operating segments, provide us with an analysis to support your conclusion that the operating segments have similar economic characteristics and are similar in all of the areas listed in ASC 280-10-50-11.

8

Response: We produced all the products: EA, DDGS feed, crude corn oil and LCD in one single production line. It is not practical for us to decide the proportion and separate the corn cost into each product. That is to say, we cannot separately calculate the gross margin for each product. Therefore management does not track or evaluate the results of each revenue stream individually except at the gross revenue level; gross margin is only tracked and evaluated on a combined basis. We believe that our operations do not meet the criteria listed in ASC 280-10-50-1(a)-(c). The corn cost cannot be separately allocated to each product and no discrete financial information is available.

11. Please provide us with courtesy copies of the reports provided to your chief operating decision maker for purposes of allocating resources to and assessing performance of the segments.

Response: We do not allocate resources nor assess performance other than on a combined basis for all products sold. The only raw material for all the products is corn and every product has its own fixed utilized ratio, as we disclosed in “Our products and primary market”(page 46). Approximately 3.04 tons of corn produced 1.0 ton of edible alcohol, 0.80 ton of DDGS feed, 0.74 ton of liquid carbon dioxide and 0.08 ton of crude corn oil based on the production record in 2011.

The Company has also prepared a monthly production report on a combined basis, attached herein as Annex B.

Trade accounts receivable, page F-14

12. We note that your accounts receivable significantly increased by approximately 134% from December 31, 2010 to 2011, and that you did not record any allowance for doubtful accounts at December 31, 2010 or 2011. Please provide us with a courtesy copy of your trade accounts receivable aging analysis as of December 31, 2011, tell us why the balance significantly increased at December 31, 2011 and further explain to us why you believe that no allowance was required at December 31, 2010 and 2011. Also confirm to us that you will expand your current disclosure to further describe the methodology used to estimate the allowance for doubtful accounts. Refer to ASC 310-10-50-9.

Response: In response to the Staff’s comment, the Company will add disclosure with respect to the analysis on allowance for doubtful accounts in Notes to Consolidated Financial Statements in future filings. The Company analyzes the aging of the accounts and performs specific review on their collectability. Based on the Company’s assessment, no allowance for doubtful accounts is required for the balance as of December 31, 2011 and 2010, as they were fully collected within credit terms subsequently. The proposed disclosure to be added based on the Company’s December 31, 2011 Form 20-F is as below:

All the balance of accounts receivable as of December 31, 2011 and 2010 are within 30 days. The Company performed specific review on the collectability of accounts and no allowance was provided.

9

The increase in the accounts receivable is mainly due to the corresponding increase in the last-month sales in 2011 compared to that of 2010 because we expanded our production capacity in Daqing in the year of 2011.

The Company has prepared the aging analysis on trade accounts receivable as of December 31, 2011, attached herein as Annex C.

Note 13. Income Taxes, page F-25

13. Please revise to provide all income tax disclosures for public entities required by ASC 740-10-50, including those required for deferred taxes and unrecognized tax benefits.

Response: In response to the Staff’s comment, the “Deferred tax benefits” amounted to RMB1,640,997 disclosed in year 2009 should be deferred tax expenses, not benefits. Disclosure requirements for deferred taxes are subject to ASC-740-10-50-2 to 50-10.  As the amounts are immaterial in overall effect (RMB 1,640,997, just <1% of profits before tax), no disclosure of ASC-740-10-50-9 to 50-10 is made in the note 13 of the consolidated financial statements. Furthermore, the Company does not have any unrecognized tax benefits for the year ended 2009, 2010 and 2011. The Company will revise in future filing to indicate that we have no unrecognized tax benefits identified for the years, and ASC 740-10-50-15A is not applicable.

Note 14. Commitments and Contingencies, page F-26

14. We note your disclosure on page 87 that in the past, you had been delinquent with respect to the payment of social insurance and housing fund payments required by certain PRC laws and regulations. Please tell us whether any payment obligations remained unpaid and delinquent as of December 31, 2011 and, if so, quantify for us the unpaid amounts, tell us where they are recorded in your financial statements and confirm that you will provide such disclosure in future filings. Also tell us why you do not include footnote disclosure of the potential payments and fines arising from these delinquencies under ASC 450.

Response: The Company had been delinquent to the payment of social insurance and housing fund before 2009. Such late payment has been fully settled and the clearance from the relevant authorities were obtained on January 2010. Since 2010, the Company paid the social insurance and housing fund for employees every month according to PRC laws and such payments were recorded as part of the staff cost in the financial statements. As of December 31, 2011, the Company has no payment obligation remained unpaid or delinquent related to social insurance.

10

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: In response to the Staff’s comment, the Company hereby confirms that those who are responsible for the accuracy and adequacy of the disclosure in the filing are aware of their responsibilities in connection with the filing, including the information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules. In addition, the Company respectfully submits that the Company and its management understand that they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In response to the Staff’s comment, the Company has signed a written statement acknowledging the above, attached herein as Annex D.

* * *

11

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the Company’s U.S. counsel, Katherine Mulhern of Proskauer Rose LLP, at 44.20.7539.0641. Thank you.

Very truly yours,

/s/ Terence Chen
Name:	Yuanqin (Terence) Chen
Title:	Chief Financial Officer

cc:	Ann Yu, Chief Strategy Officer, China New Borun Corporation Katherine Mulhern, Esq., Proskauer Rose LLP, London

12

Annex A

Daqing Borun Biotechnology Co.Ltd
VAT Payable
12/31/2011

	RMB

Opening balance@1/1/2011	13,901,592
Input VAT	147,844,261	a
deductible Fixed assets purchase allowance	21,458,155
VAT paid	53,632,573
Unpaid VAT transfer out
Output VAT	(237,174,250)	b
Input VAT transferred out
Ending balance @12/31/2011	(337,670)

	Input VAT
	2011
Purchase of Raw Material
Corn(from grannary)	863,032,028
Corn(from farmers)	157,930,687
Salt	28,205
Applicable rate	13%

Other material	88,885,143
Applicable rate	17%

Expenses-freight
MOH-freight	70,952
Applicable rate	7%

Input VAT	147,844,261	a

	Output VAT

Sales
Edible alcohol	1,105,507,403
Corn germ	14,309,136
Other sales	-
Subtotal	1,119,816,539
Applicable rate	17%

High-protein DDGS feed	251,514,895
Crude Corn oil	108,526,942
Subtotal	360,041,837
Applicable rate	13%
	-
Output VAT	237,174,250	b

13

Shandong Borun

12/31/2012

VAT Payable

	Rmb
Openning balance @01/01/2011	(4,369,888)
Input VAT	156,081,456	a
VAT paid	34,016,291
Unpaid VAT transfer out	-
Output VAT	(186,289,630)	b
Input VAT transferred out
Ending balance @12/31/2011	(561,771)

	Input VAT
	2011
Purchurse-RM
Corn(from farmers)	453,379,787

Applicable rate	/(1-0.13)*13%

Corn(from grannary)	393,238,903
Applicable rate	13%

Coal	80,217,257
Other material	439,543
	17%

Side material	10,397,850
Applicable rate	17%

Fixed Asset	125,128,204.75
Applicable rate	17%

Expenses-freight
MOH-freight	6,612,977
Applicable rate	7%

Input VAT	156,081,456	a

	Output VAT

sales
Edible alcohol	(930,420,551)
Corn germ	(80,693,983)
CO2	(59,536,425)

Subtotal	(1,070,650,958)
Applicable rate	17%

High-protein DDGS feed	(218,993,033)
	VAT exempt

Corn oil	(32,915,131)

Applicable rate	13%

Output VAT	(186,289,630)	b

14

Annex B

山东博润实业有限公司

仓储中心月报表

日期	单位	一期入库	二期入库	酒精合计	饲料一期	饲料二期	饲料合计	毛油	CO2	玉米	煤
12.01	吨		252.35	252.35	0.00	214.50	214.50	19.43	214.50	759.07	229.64
12.02	吨		262.93	262.93	0.00	223.49	223.49	20.25	223.49	791.42	239.27
12.03	吨		264.38	264.38	0.00	224.72	224.72	20.36	227.37	795.78	241.11
12.04	吨		256.25	256.25	0.00	220.38	220.38	19.73	220.89	773.88	233.70
12.05	吨		255.68	255.68	0.00	219.88	219.88	19.69	220.40	769.60	233.18
12.06	吨		256.35	256.35	0.00	220.46	220.46	19.74	220.97	771.61	233.79
12.07	吨		267.93	267.93	0.00	230.42	230.42	20.63	227.74	806.47	244.35
12.08	吨		258.17	258.17	0.00	222.03	222.03	19.88	219.44	777.09	235.45
12.09	吨		268.62	268.62	0.00	231.01	231.01	20.68	228.33	808.55	244.98
12.10	吨		256.45	256.45	0.00	220.55	220.55	19.75	217.98	771.91	233.88
12.11	吨		254.73	254.73	0.00	219.07	219.07	18.85	216.52	767.25	232.31
12.12	吨		266.65	266.65	0.00	226.65	226.65	19.73	226.65	803.95	243.18
12.13	吨		268.62	268.62	0.00	228.33	228.33	19.88	228.33	809.89	244.98
12.14	吨		267.61	267.61	0.00	227.47	227.47	19.54	227.47	806.84	240.85
12.15	吨		253.35	253.35	0.00	215.35	215.35	18.49	215.35	763.85	228.02
12.16	吨		258.35	258.35	0.00	219.60	219.60	18.86	219.60	778.93	232.52
12.17	吨		267.93	267.93	0.00	227.74	227.74	19.56	227.74	807.81	241.14
12.18	吨		258.17	258.17	0.00	219.44	219.44	18.85	219.44	778.38	232.35
12.19	吨		259.37	259.37	0.00	220.46	220.46	18.93	220.46	782.00	233.43
12.20	吨		256.25	256.25	0.00	217.81	217.81	18.71	218.07	772.59	230.63
12.21	吨		260.09	260.09	0.00	221.08	221.08	18.99	221.34	784.17	234.08
12.22	吨		263.36	263.36	0.00	223.86	223.86	19.23	224.12	794.03	234.39
12.23	吨		263.68	263.68	0.00	224.13	224.13	19.25	224.39	[illegible]	[illegible]
12.24	吨		267.51	267.51	0.00	227.38	227.38	20.25	227.65	806.28	238.08
12.25	吨		256.25	256.25	0.00	217.81	217.81	19.40	218.07	772.34	228.06
12.26	吨		260.09	260.09	0.00	222.64	222.64	19.69	215.87	783.91	231.48
12.27	吨		259.68	259.68	0.00	222.29	222.29	19.22	215.53	782.68	231.12
12.28	吨		260.62	260.62	0.00	223.09	223.09	19.55	216.31	785.51	231.95
12.29	吨		264.11	264.11	0.00	226.08	226.08	19.81	219.21	796.03	235.06
12.30	吨		264.92	264.92	0.00	226.77	226.77	19.87	219.88	798.47	235.78
12.31	吨		253.93	253.93	0.00	217.36	217.36	19.04	218.38	765.35	226.00
合计		0.00	8084.38	8084.38	0.00	6901.84	6901.84	605.81	6861.50	24360.35	7289.44

制表人：高金龙

15

Annex C

Shandong Borun

No.	Client Name	款项性质	client nature	Balance as at	Aging
				12/31/2011	30 days	30-90 days	90- 180 days	over 180 days

1	山东西王食品有限公司	货款	third party	10,142,964.00	10,142,964.00
2	济南泉城酿酒有限责任公司	货款	third party	8,728,128.00	8,728,128.00
3	山东省博兴县董公酒业有限公司	货款	third party	7,502,888.40	7,502,888.40
4	济南红高粱酒业有限公司	货款	third party	6,742,503.60	6,742,503.60
5	山东省博兴县董兴酒业有限公司	货款	third party	6,083,319.60	6,083,319.60
6	山东青州云门酒业 (集团) 有限公司	货款	third party	5,440,666.00	5,440,666.00
7	兖矿国泰有限公司	货款	third party	5,229,912.00	5,229,912.00
8	山东景芝酒业股份有限公司	货款	third party	5,076,140.00	5,076,140.00
9	曲阜孔府家酒酿造有限公司	货款	third party	4,509,216.00	4,509,216.00
10	滕州开元生化有限公司	货款	third party	4,488,648.80	4,488,648.80
11	山东省博兴县华兴酒厂	货款	third party	4,334,692.50	4,334,692.50
12	寿光市东晨化工有限公司	货款	third party	3,893,120.00	3,893,120.00
13	同业化学	货款	third party	3,280,570.20	3,280,570.20
14	安徽安特生物化学有限公司	货款	third party	3,280,149.90	3,280,149.90
15	安徽金种子酒业股份有限公司	货款	third party	3,158,136.00	3,158,136.00
16	寿光和谐化工有限公司	货款	third party	3,061,674.00	3,061,674.00
17	齐泉工贸	货款	third party	3,052,952.40	3,052,952.40
18	山东大禹龙神酒业有限公司	货款	third party	2,746,962.00	2,746,962.00
19	寿光市鲁源盐化有限公司	货款	third party	2,743,598.10	2,743,598.10
20	青岛正大有限公司城阳分公司	货款	third party	2,734,500.00	2,734,500.00
21	山东龙盛农牧集团有限公司潍坊分公司	货款	third party	2,641,844.40	2,641,844.40
22	六和饲料 (济南) 有限公司	货款	third party	2,477,450.50	2,477,450.50
23	青岛正大农业发展有限公司	货款	third party	2,346,141.60	2,346,141.60
24	东营和美饲料有限公司	货款	third party	2,154,652.60	2,154,652.60
25	旭升化工	货款	third party	2,059,622.40	2,059,622.40
26	山东鲁能泰山酒业有限公司	货款	third party	2,012,123.20	2,012,123.20
27	山东瑞普生化有限公司	货款	third party	1,996,979.40	1,996,979.40
28	淄博润威经贸有限公司	货款	third party	1,919,914.40	1,919,914.40
29	济南正大	货款	third party	1,903,340.00	1,903,340.00
30	六和经纬	货款	third party	1,645,380.00	1,645,380.00
31	东阿和康源饲料有限公司	货款	third party	1,624,542.30	1,624,542.30
32	沂南六和正壮	货款	third party	1,608,021.00	1,608,021.00
33	龙口华东气体有限公司	货款	third party	1,516,795.20	1,516,795.20
34	潍坊六和昌邑分公司	货款	third party	1,386,835.10	1,386,835.10
35	青岛龙兴	货款	third party	1,230,890.50	1,230,890.50
36	淄博拓峰气体销售有限公司	货款	third party	1,079,551.00	1,079,551.00
37	荣成荣鑫气体有限公司	货款	third party	986,283.00	986,283.00
38	青岛通达空分气体有限公司	货款	third party	640,628.80	640,628.80

	Accounts Receivable in RMB			127,461,737	127,461,737	-	-	-
	坏账准备
	应收账款净值			127,461,737	127,461,737	-	-	-

16

Daqing Borun

Client Name	client nature	Balance as at			Audited balance as at	aging
		12/31/2011	AJE	RJE	12/31/2011	within 1 month	2-3 months	3-12 months
黑龙江友民生物科技开发有限公司	third party	9,016,488			9,016,488	9,016,488
吉林正望油脂有限公司	third party	6,474,060			6,474,060	6,474,060
杜尔伯特伊利饲料有限责任公司	third party	3,239,540			3,239,540	3,239,540
梨树县金土地饲料有限公司	third party	1,608,416			1,608,416	1,608,416
葫芦岛正大畜牧有限公司哈尔滨分公司	third party	2,793,552			2,793,552	2,793,552
四平市圣田农牧业科技有限公司	third party	2,781,024			2,781,024	2,781,024
哈尔滨大北农牧业科技有限公司	third party	3,101,597			3,101,597	3,101,597
黑龙江龙池酒业有限责任公司	third party	6,981,702			6,981,702	6,981,702
黑龙江北大仓集团有限公司	third party	2,336,412			2,336,412	2,336,412
大庆志飞生物化工有限公司	third party	5,424,055			5,424,055	5,424,055
成都市新津映辉实业有限公司	third party	19,547,663			19,547,663	19,547,663
大庆家良食品有限公司	third party	2,188,676			2,188,676	2,188,676
梨树县天泉酒业有限公司	third party	9,077,853			9,077,853	9,077,853
香河第一城酒业有限公司	third party	8,098,692			8,098,692	8,098,692
洮南市洮南香酒业有限责任公司	third party	7,777,896			7,777,896	7,777,896
吉林省东北坊酒业有限公司	third party	4,658,990			4,658,990	4,658,990
吉林市云祥化工有限公司	third party	4,507,710			4,507,710	4,507,710
中粮生化能源 (肇东) 有限公司销售公司	third party	14,914,585			14,914,585	14,914,585
明水富康化工	third party	3,149,109			3,149,109	3,149,109
诚辉酒业	third party	8,302,149			8,302,149	8,302,149
大庆久隆精细化工	third party	18,441,680			18,441,680	18,441,680
沈阳谷实饲料有限公司	third party	2,555,232			2,555,232	2,555,232
辽宁禾丰牧业股份有限公司	third party	1,923,147			1,923,147	1,923,147
黑龙江省哈尔滨龙德石油销售有限公司	third party	12,173,838			12,173,838	12,173,838
海城市盛利饲料有限公司	third party	2,953,870			2,953,870	2,953,870
吉林德泰饲料科技发展有限公司	third party	2,644,368			2,644,368	2,644,368
呼伦贝尔北方药业有限公司	third party	2,228,178			2,228,178	2,228,178
吉林新方圆牧业科技有限公司	third party	1,490,046			1,490,046	1,490,046
富裕县阳光牧业有限公司	third party	2,171,085			2,171,085	2,171,085

Accounts Receivable in RMB		172,561,611	-	-	172,561,611	172,561,611	-	-
坏账准备
应收账款净值		172,561,611	-	-	172,561,611	172,561,611	-	-

17

Annex D

ACKNOWLEDGMENT

The undersigned, China New Borun Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page to follow]

18

IN WITNESS WHEREOF, this acknowledgment is signed as of January 31, 2013.

For and on behalf of
China New Borun Corporation

By:	/s/ Terence Chen
Name:	Yuanqin (Terence) Chen
Title:	Chief Financial Officer

19